As filed with the Securities and Exchange Commission on June 29, 1994


                    SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549


                                FORM 11 - K

               |X|  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934


                For the fiscal year ended December 31, 1993


                       Commission File Number 33-31270


              UNUM Employees Retirement Savings Plan and Trust
                           2211 Congress Street
                           Portland, Maine 04122

            (Full title of the plan and the address of the plan)


                              UNUM Corporation
                            2211 Congress Street
                           Portland, Maine  04122


            (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)


                        Exhibit Index Appears on Page 2 of 5

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                            Table of Contents

 Audited Financial Statements, Schedules and Exhibits    Sequentially
                                                         Numbered Page

    a)   Financial Statements

         1.   Report of Independent Accountants             FORM SE

         2.   Report of Independent Auditors                FORM SE

         3.   Statement of Net Assets Available for         FORM SE
              Plan Benefits

         4.   Statements of Changes in Net Assets           FORM SE
              Available for Plan Benefits

         5.   Notes to Financial Statements                 FORM SE

    b)   Schedules

         1.   Schedule of Assets Held for Investment        FORM SE
              Purposes


         2.   Schedule of Reportable Transactions           FORM SE

    c)   Exhibits

         1.   Consent of Independent Accountants               4

         2.   Consent of Independent Auditors                  5

                               SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of UNUM Employees Savings Plan and Trust, have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                               UNUM EMPLOYEES RETIREMENT
                               SAVINGS PLAN AND TRUST

 June 29, 1994                 By: /s/ Robert Daigle
                                   Robert Daigle, Trustee